Exhibit 99.1

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CNinsure Reports Fourth Quarter and Fiscal Year 2010 Unaudited Financial Results
— Quarterly Diluted Net Income per ADS up 22.7% and Fiscal Year Diluted Net Income per
ADS up 31.6% Year-over-Year —
GUANGZHOU, March 1, 2011 (GLOBE NEWSWIRE) — CNinsure Inc., (Nasdaq: CISG), (the “Company” or “CNinsure”), a leading independent insurance intermediary company operating in China, today announced its unaudited financial results for the fourth quarter and fiscal year ended December 31, 2010.1
Financial Highlights:
Highlights for Fourth Quarter 2010
•	Total net revenues: RMB449.0 million (US$68.0 million), representing an increase of 26.3% from the corresponding period of 2009.

•	Income from operations: RMB132.7 million (US$20.1 million), representing an increase of 20.4% from the corresponding period of 2009.

•
Net income attributable to the Company’s shareholders: RMB126.5 million (US$19.2 million), representing an increase of 34.9% from the corresponding period of 2009. Excluding non-recurring investment income incurred by business combination achieved in stages, net income attributable to the Company’s shareholders grew 32.4% from the corresponding period of 2009, which exceeded the previous guidance of approximately 32% year-over-year growth.

•
Basic and diluted net income per American Depositary Share (“ADS”): RMB2.514 (US$0.381) and RMB2.447 (US$0.371), respectively, representing an increase of 22.3% and 22.7%, respectively, from the corresponding period of 2009.

Highlights for Fiscal Year 2010
•	Total net revenues: RMB1,485.0 million (US$225.0 million), representing an increase of 28.6% from 2009.

•	Income from operations: RMB431.6 million (US$65.4 million), representing an increase of 32.3% from 2009.

•
Net income attributable to the Company’s shareholders: RMB422.3 million (US$64.0 million), representing an increase of 40.4% from 2009. Excluding non-recurring investment income incurred by business combination achieved in stages, net income attributable to the Company’s shareholders grew 36.5% from 2009.

[1]
This announcement contains translations of certain Renminbi (RMB) amounts into U.S. dollars (US$) at specified rates solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars are made at a rate of RMB6.60 to US$1.00, the effective noon buying rate as of December 30, 2010 in The City of New York for cable transfers of RMB as set forth in H.10 weekly statistical release of the Federal Reserve Board.

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•	Basic and diluted net income per ADS: RMB8.816 (US$1.336) and RMB8.529 (US$1.292), respectively, representing an increase of 33.7% and 31.6%, respectively, from 2009.
Commenting on the financial results, Mr. Yinan Hu, chairman and chief executive officer of the Company, stated, “I am pleased to report that CNinsure continued to deliver solid financial results in 2010 with total net revenues and net income attributable to the Company’s shareholders growing 28.6% and 40.4%, respectively, and fully diluted EPS growing 31.6% to RMB 8.529, which exceeded the management target.
“During 2010, we continued our efforts to enhance our long-term competitiveness by further penetrating into the property and casualty (“P&C”) and life insurance markets, and launching initiatives to explore the insurance brokerage, e-commerce insurance, wealth management and consumer credit brokerage businesses. Going forward, the life insurance business, which has become a key growth driver for CNinsure benefiting from the strong market demand and growth potential, will remain a strategic focus for the Company. In the meantime, with telemarketing and online sales rapidly gaining popularity as a distribution channel for commodity type P&C insurance products, e-commerce insurance business will become a new strategic focus for us in the next few years. As such, we expect to make significant investment in IT infrastructure, call center and advertisement to develop our e-commerce insurance platform which we believe will enable us to directly reach a broader customer base.
“CNinsure received several awards in 2010, including the Insurance Intermediary of the Year for 2010 and a 2010 Financial Innovation Award. We are honored that after ten years’ of development, CNinsure has won the support and recognition of the regulatory body and its insurance partners, which has motivated us to strengthen our commitment in the insurance intermediary market. The management will reward their loyalty and support by presenting them a better and stronger CNinsure.”
Financial Results for the Fourth Quarter Ended December 31, 2010
Total net revenues for the fourth quarter ended December 31, 2010 were RMB449.0 million (US$68.0 million), representing an increase of 26.3% from RMB355.5 million for the corresponding period of 2009. The increase was primarily driven by the significant growth of the life and P&C insurance businesses as a result of the increase in the number of sales agents.
Total operating costs and expenses were RMB316.4 million (US$47.9 million) for the fourth quarter of 2010, representing an increase of 29.0% from RMB245.3 million for the corresponding period of 2009.
Commissions and fees expenses were RMB212.2 million (US$32.2 million) for the fourth quarter of 2010, representing an increase of 19.8% from RMB177.2 million for the corresponding period of 2009. The increase was primarily due to sales growth and largely tracked the increase in net revenues from commissions and fees.

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Selling expenses were RMB23.4 million (US$3.5 million) for the fourth quarter of 2010, representing an increase of 52.3% from RMB15.3 million for the corresponding period of 2009, primarily due to sales growth and an increase in expenses incurred in connection with the establishment of new outlets.
General and administrative expenses were RMB80.8 million (US$12.2 million) for the fourth quarter of 2010, representing an increase of 52.9% from RMB52.8 million for the corresponding period of 2009. The increase was primarily due to increases in the following non-cash items:
(1)
an increase of 49.8% in depreciation of fixed assets from RMB4.3 million for the fourth quarter of 2009 to RMB6.5 million (US$1.0 million) for the fourth quarter of 2010, largely as a result of the operation of the upgraded IT system in more affiliated entities in the fourth quarter of 2010;

(2)
an increase of 157.6% in amortization of intangible assets from RMB2.8 million for the fourth quarter of 2009 to RMB7.3 million (US$1.1 million) for the fourth quarter of 2010, largely as a result of the acquisitions we made in 2010;

(3)	a recognition of RMB4.6 million (US$0.7 million) impairment loss in respect of intangible assets for the fourth quarter of 2010; and

(4)
an increase of 298.9% in share-based compensation expenses from RMB1.5 million for the fourth quarter of 2009 to RMB5.9 million (US$0.9 million) for the fourth quarter of 2010, associated with the grant of options to various directors, officers and employees in February 2010.

As a result of the foregoing factors, income from operations was RMB132.7 million (US$20.1 million) for the fourth quarter of 2010, representing an increase of 20.4% from RMB110.2 million for the corresponding period of 2009. Operating margin was 29.5% for the fourth quarter of 2010, compared to 31.0% for the corresponding period of 2009.
In the fourth quarter of 2010, the Company acquired an additional 46% equity interest in Shenyang Fangda Insurance Agency Co., Ltd. (“Shenyang Fangda”), which increased the Company’s equity interest in Shenyang Fangda from 5% to 51%. As a result, the Company recognized RMB3.2 million (US$0.5 million) investment income, representing gains from re-measuring the 5% equity interests formerly held by the Company in Shenyang Fangda. At the same time, the Company recognized a RMB0.8 million (US$0.1 million) deferred income tax expense, which was included in income tax expense.
Interest income for the fourth quarter of 2010 was RMB7.2 million (US$1.1 million), representing an increase of 0.6% from RMB7.2 million for the corresponding period of 2009.
Income tax expense for the fourth quarter of 2010 was RMB24.5 million (US$3.7 million), representing a decrease of 13.6% from RMB28.3 million for the corresponding period of 2009. The effective income tax rate applicable to the Company was 17.1% for the fourth quarter of 2010, compared to 24.1% for the corresponding period of 2009. The decrease was primarily attributable to a tax holiday enjoyed by an affiliated subsidiary of the Company.

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Net income attributable to the Company’s shareholders was RMB126.5 million (US$19.2 million) for the fourth quarter of 2010, representing an increase of 34.9% from RMB93.8 million for the corresponding period of 2009. Excluding non-recurring investment income incurred by business combination achieved in stages, net income attributable to the Company’s shareholders was RMB124.1 million (US$18.8 million) for the fourth quarter of 2010, representing an increase of 32.4% from RMB93.8 from the corresponding period of 2009.
Net margin was 28.2% for the fourth quarter of 2010 compared to 26.4% for the corresponding period of 2009.
Basic net income per ADS was RMB2.514 (US$0.381) for the fourth quarter of 2010, representing an increase of 22.3% from RMB2.055 for the corresponding period of 2009. Fully diluted net income per ADS was RMB2.447 (US$0.371) for the fourth quarter of 2010, representing an increase of 22.7% from RMB1.995 for the corresponding period of 2009.
As of December 31, 2010, the Company had RMB1.9 billion (US$291.6 million) in cash and cash equivalents.
Financial Results for the Year Ended December 31, 2010
Total net revenues for fiscal year 2010 were RMB1,485.0 million (US$225.0 million), representing an increase of 28.6% from RMB1,154.9 million in fiscal year 2009. The increase was primarily driven by the significant growth of the life insurance business as a result of the growth in the number of sales agents, the increase in commission rate for new life insurance policies and the growth in renewal commissions.
Total operating costs and expenses were RMB1,053.4 million (US$159.6 million) for fiscal year 2010, representing an increase of 27.1% from RMB828.7 million in fiscal year 2009.
Commissions and fees expenses were RMB708.4 million (US$107.3 million) for fiscal year 2010, representing an increase of 22.2% from RMB579.9 million in fiscal year 2009. The increase was primarily due to sales growth and largely tracked the increase in net revenues from commissions and fees.
Selling expenses were RMB73.6 million (US$11.1 million) for fiscal year 2010, representing an increase of 48.6% from RMB49.5 million in fiscal year 2009, primarily due to sales growth and an increase in expenses incurred in connection with the establishment of new outlets.
General and administrative expenses were RMB271.4 million (US$41.1 million) for fiscal year 2010, representing an increase of 36.2% from RMB199.2 million in fiscal year 2009. The increase was primarily due to increases in the following non-cash items:

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(1)
an increase of 59.5% in depreciation of fixed assets from RMB14.1 million for fiscal year 2009 to RMB22.4 million (US$3.4 million) in fiscal year 2010, largely as a result of operating the upgraded IT system in more affiliated entities in fiscal year 2010;

(2)
an increase of 122.9% in amortization of intangible assets from RMB9.7 million for fiscal year 2009 to RMB21.5 million (US$3.3 million) in fiscal year 2010, largely as a result of the acquisitions we made in 2010;

(3)	a recognition of RMB4.6 million (US$0.7 million) impairment loss in respect of intangible assets for the fourth quarter of 2010; and

(4)
an increase of 194.0% in share-based compensation expenses from RMB7.6 million for fiscal year 2009 to RMB22.2 million (US$3.4 million) in fiscal year 2010, associated with the grant of options to various directors, officers and employees in February 2010.

As a result of the foregoing factors, income from operations was RMB431.6 million (US$65.4 million) for fiscal year 2010, representing an increase of 32.3% from RMB326.2 million in fiscal year 2009. Operating margin was 29.1% for fiscal year 2010, compared to 28.2% in fiscal year 2009.
In the fiscal year 2010, the Company acquired an additional 41% equity interest in each of Hebei Fanlian Insurance Agency Co., Ltd. (“Hebei Fanlian”), Ningbo Baolian Insurance Agency Co., Ltd. (“Ningbo Baolian”) and Shandong Fanhua Mintai Insurance Agency Co., Ltd. (“Shandong Mintai”), and 46% equity interest in Shenyang Fangda, which increased the Company’s equity interests in Hebei Fanlian, Ningbo Baolian and Shandong Mintai from 10% to 51% and in Shenyang Fangda from 5% to 51%. As a result, the Company recognized RMB41.2 million (US$6.2 million) investment income, representing gains from re-measuring the 10% and 5% equity interests formerly held by the Company in Hebei Fanlian, Ningbo Baolian, Fanhua Mintai and Shenyang Fangda. At the same time, the Company recognized RMB10.3 million (US$1.6 million) deferred income tax expense in relation to the investment income, which was included in income tax expense.
In the fiscal year 2009, the Company acquired additional 41% and 46% equity interests in Hangzhou Fanhua Zhixin Insurance Agency Co., Ltd. (“Hangzhou Zhixin”) and Zhengzhou Fanhua Anlian Insurance Agency Co., Ltd (“Zhengzhou Anlian”), respectively, which increased the Company’s equity interests in these entities from 10% and 5% to 51%. As a result, the Company recognized RMB18.9 million investment income, representing gains from re-measuring the 10% and 5% equity interests formerly held by the Company in Hangzhou Zhixin and Zhengzhou Anlian. At the same time, the Company recognized a RMB4.7 million deferred income tax expense in relation to the investment income, which was included in income tax expense.
Interest income for fiscal year 2010 was RMB26.9 million (US$4.1 million), representing a decrease of 19.1% from RMB33.3 million in fiscal year 2009.
Income tax expense for fiscal year 2010 was RMB96.7 million (US$14.7 million), representing an increase of 1.2% from RMB95.6 million in fiscal year 2009. The effective income tax rate applicable to the Company was 19.3% for fiscal year 2010, compared to 25.6% in fiscal year 2009, the decrease was primarily attributable to a tax holiday enjoyed by an affiliated subsidiary of the Company.

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Net income attributable to the Company’s shareholders was RMB422.3 million (US$64.0 million) for fiscal year 2010, representing an increase of 40.4% from RMB300.8 million in fiscal year 2009. If excluding non-recurring investment income incurred by business combination achieved in stages, net income attributable to the Company’s shareholders was RMB391.4 million (US$59.3 million) for fiscal year 2010, representing an increase of 36.5% from RMB286.7 from fiscal year 2009.
Net margin was 28.4% for fiscal year 2010 compared to 26.1% in fiscal year 2009.
Basic net income per ADS was RMB8.816 (US$1.336) for fiscal year 2010, representing an increase of 33.7% from RMB6.594 in fiscal year 2009. Fully diluted net income per ADS was RMB8.529 (US$1.292) for fiscal year 2010, representing an increase of 31.6% from RMB6.481 in fiscal year 2009.
Recent developments:
•
On February 17, 2011, CNinsure established Fanhua Lianxing Insurance Sales Co., Ltd (“Fanhua Lianxing”) to engage in the distribution of life insurance business. Fanhua Lianxing, which is wholly owned by CNinsure, is capitalized at RMB50 million. With head office based in Beijing, Fanhua Lianxing has been granted an insurance agency license for nation-wide operation by the CIRC. As of date, two of CNinsure’s affiliated life insurance agencies have obtained nation-wide insurance agency operation licenses.

•
On February 15, 2011, CNinsure entered a termination of cooperation agreement (the “Agreement”) with Chengdu Jingshi Investment Co., Ltd (“Chengdu Jingshi”). Pursuant to the agreement, both parties will continue to honor the existing agreements related to the ongoing projects, but will terminate cooperation for future acquisitions. In the mean time, Chengdu Jingshi remains liable for its obligations to ensure the achievement of guaranteed performance targets by the acquired entities.

Currently, there are 19 ongoing projects. CNinsure has acquired controlling stakes in 10 of the ongoing projects and has the right of first refusal to acquire the remaining stakes in three to five years. The remaining nine projects are still in the development stage and CNinsure has preemptive right to acquire controlling stake or 100% of the stakes if the businesses satisfy CNinsure’s requirements.

•
On January 22, 2011, CNinsure was named the Insurance Intermediary of the Year for 2010 at the 5th annual ceremony of China Insurance Innovation Awards. A customized property & casualty insurance product co-designed by CNinsure and Chartis Insurance Company China Ltd. that targets small and medium enterprises was also awarded the Most Innovative Insurance Product at the ceremony.

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•
As of December 31, 2010, CNinsure’s distribution and service network consisted of 660 sales and services outlets operating in 23 provinces, compared to 501 sales and service outlets operating in 22 provinces as of December 31, 2009. CNinsure had 50,086 sales agents and 1,497 professional claims adjustors as of December 31, 2010, compared to 38,675 sales agents and 1,556 professional claims adjustors as of December 31, 2009.

•
Net revenues from commissions and fees derived from the property and casualty insurance, life insurance and claims adjusting businesses for the fiscal year 2010 each contributed 55.3%, 32.8% and 11.9% of the Company’s total net revenues, respectively, compared to 67.8%, 20.0%, 12.2%, respectively, for the same period of 2009.

•
On December 22, 2010, CNinsure entered into a strategic partnership agreement with China Continent Property and Casualty Insurance Co., Ltd., pursuant to which, both parties agree to work closely on product distribution, development of customized products, data sharing as well as outsourcing of claims adjusting services. It is also agreed that commissions for CNinsure are subject to upward adjustment on top of the market commissions if CNinsure meets certain targets in terms of sales volume and quality.

•
On December 3, 2010, CNinsure’s board of directors approved a corporate share repurchase program authorizing up to US$100 million in ADS repurchases by June 30, 2011. As of December 31, 2010, the Company had repurchased 331,059 ADS for an aggregate price of approximately US$5.6 million on the open market.

•
In November 2010, CNinsure launched a co-branded customized accident insurance product with Taiping Life Insurance Co., Ltd. (“Taiping Life”). This new insurance product is custom designed by Taiping Life for CNinsure to meet the needs of various target group of customers and is exclusively distributed through CNinsure’s sales network. CNinsure has launched ten customized insurance products with insurance companies.

•
CNinsure was awarded a 2010 Financial Innovation Award by the People’s Government of Guangdong Province of China and recieved a cash prize of RMB0.5 million for its successful implementation of the “operating platform + entrepreneurial agent program”.

Business Outlook
CNinsure expects its net income attributable to the Company’s shareholders, excluding non-recurring investment income incurred by business combination achieved in stages and the estimated strategic spending on e-commerce insurance, to grow by approximately 20~23% for the first quarter 2011 compared to the corresponding period of 2010. This forecast reflects CNinsure’s current and preliminary view, which is subject to change.

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Conference Call
The Company will host a conference call to discuss the fourth quarter and fiscal year 2010 results at
Time:     8:00 pm Eastern Standard Time on March 1, 2011
or 9:00 am Beijing/Hong Kong Time on March 2, 2011
The dial-in numbers:

United States:	+1-866-549-1292
United Kingdom:	0808-234-6305
Canada:	+1-866-8691-825
Singapore:	800-852-3576
Taiwan:	0080-185-6004
Hong Kong & Other Areas:	+852-3005-2050
China (Mainland):	400-681-6949
Password: 885507#
A replay of the call will be available for 30 days as follows:
+852-3005-2020     (Hong Kong & other areas)
PIN number: 142589#
Additionally, a live and archived web cast of this call will be available at:
http://www.corpasia.net/us/CISG/irwebsite/index.php?mod=event
About CNinsure Inc.
CNinsure is a leading independent intermediary company operating in China. CNinsure’s distribution network reaches many of China’s most economically developed regions and affluent cities. The Company distributes a wide variety of property and casualty and life insurance products underwritten by domestic and foreign insurance companies operating in China, and provides insurance claims adjusting as well as other insurance-related services.

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Forward-looking Statements
This press release contains statements of a forward-looking nature. These statements, including the statements relating to the Company’s future financial and operating results, are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward- looking statements by terminology such as “will,” “expects,” “believes,” “anticipates,” “intends,” “estimates” and similar statements. Among other things, the management’s quotations and the Business Outlook section contain forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about CNinsure and the industry. Potential risks and uncertainties include, but are not limited to, those relating to CNinsure’s limited operating history, especially its limited experience in selling life insurance products, its ability to attract and retain productive agents, especially entrepreneurial agents, its ability to maintain existing and develop new business relationships with insurance companies, its ability to execute its growth strategy, its ability to adapt to the evolving regulatory environment in the Chinese insurance industry, its ability to compete effectively against its competitors, quarterly variations in its operating results caused by factors beyond its control and macroeconomic conditions in China and their potential impact on the sales of insurance products. All information provided in this press release is as of March 1, 2011, and CNinsure undertakes no obligation to update any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although CNinsure believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that its expectations will turn out to be correct, and investors are cautioned that actual results may differ materially from the anticipated results. Further information regarding risks and uncertainties faced by CNinsure is included in CNinsure’s filings with the U.S. Securities and Exchange Commission, including its annual report on Form 20-F.

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CNINSURE INC.
Unaudited Condensed Consolidated Balance Sheets
(In thousands)

	As of December 31,	As of December 31,	As of December 31,
	2009	2010	2010
	RMB	RMB	US$
ASSETS:
Current assets:
Cash and cash equivalents	1,457,890	1,924,884	291,649
Restricted cash	1,957	9,177	1,390
Accounts receivable, net	181,360	243,175	36,845
Insurance premium receivables	230	92	14
Other receivables	52,108	67,034	10,157
Deferred tax assets	2,602	5,691	862
Amounts due from related parties	25,337	40,000	6,061
Other current assets	6,015	12,372	1,874

Total current assets	1,727,499	2,302,425	348,852

Non-current assets:
Property, plant, and equipment, net	108,318	102,175	15,481
Goodwill	535,911	1,154,373	174,905
Intangible assets, net	81,485	145,653	22,069
Deferred tax assets	3,801	6,755	1,023
Investment in affiliates	86,701	139,116	21,078
Other non-current assets	2,250	3,959	600

Total assets	2,545,965	3,854,456	584,008

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CNINSURE INC.
Unaudited Condensed Consolidated Balance Sheets-(Continued)
(In thousands)

	As of December 31,	As of December 31,	As of December 31,
	2009	2010	2010
	RMB	RMB	US$
LIABILITIES AND EQUITY:
Current liabilities:
Accounts payable	72,716	89,573	13,572
Insurance premium payables	1,957	1,364	207
Other payables and accrued expenses	182,139	93,460	14,160
Accrued payroll	24,152	31,237	4,733
Income tax payable	37,410	34,927	5,292
Amounts due to related parties	19,274	37,800	5,727

Total current liabilities	337,648	288,361	43,691

Non-current liabilities:
Other tax liabilities	2,537	5,519	836
Deferred tax liabilities	19,075	43,513	6,593

Total liabilities	359,260	337,393	51,120

Ordinary shares	7,036	7,649	1,159
Additional paid-in capital	1,604,774	2,261,849	342,704
Statutory reserves	103,877	136,681	20,709
Retained earnings	348,663	738,165	111,843
Accumulated other comprehensive loss	(72,542)	(83,360)	(12,630)

Total CNinsure Inc. shareholders’ equity	1,991,808	3,060,984	463,785

Noncontrolling interests	194,897	456,079	69,103

Total equity	2,186,705	3,517,063	532,888

Total liabilities and equity	2,545,965	3,854,456	584,008

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CNINSURE INC.
Unaudited Condensed Consolidated Statements of Operations
(In thousands, except for shares and per share data)

	For The Three Months Ended			For The Twelve Months Ended
	December 31,			December 31,
	2009	2010	2010	2009	2010	2010
	RMB	RMB	US$	RMB	RMB	US$
Net revenues:
Commissions and fees	355,217	448,695	67,984	1,154,090	1,484,389	224,907
Other service fees	278	327	50	761	640	97

Total net revenues	355,495	449,022	68,034	1,154,851	1,485,029	225,004

Operating costs and expenses:
Commissions and fees	(177,180)	(212,235)	(32,156)	(579,911)	(708,403)	(107,333)
Selling expenses	(15,342)	(23,362)	(3,540)	(49,498)	(73,567)	(11,147)
General and administrative expenses	(52,809)	(80,758)	(12,236)	(199,246)	(271,444)	(41,128)

Total operating costs and expenses	(245,331)	(316,355)	(47,932)	(828,655)	(1,053,414)	(159,608)

Income from operations	110,164	132,667	20,102	326,196	431,615	65,396
Other income, net:
Investment income	—	3,194	484	18,905	41,244	6,249
Interest income	7,195	7,241	1,097	33,299	26,924	4,080
Interest expense	—	(5)	(1)	(4)	(5)	(1)
Others, net	371	159	24	1,408	391	59
Changes in fair value of contingent consideration payables	—	—	—	(5,946)	—	—

Net income before income taxes and income of affiliates	117,730	143,256	21,706	373,858	500,169	75,783
Income tax expense	(28,328)	(24,483)	(3,710)	(95,618)	(96,743)	(14,658)
Share of income of affiliates	811	3,097	469	774	12,904	1,955

Net income	90,213	121,870	18,465	279,014	416,330	63,080

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CNINSURE INC.
Unaudited Condensed Consolidated Statements of Operations-(Continued)
(In thousands, except for shares and per share data)

	For The Three Months Ended			For The Twelve Months Ended
	December 31,			December 31,
	2009	2010	2010	2009	2010	2010
	RMB	RMB	US$	RMB	RMB	US$
Less: Net loss attributable to the noncontrolling interests	(3,561)	(4,664)	(707)	(21,827)	(5,978)	(906)
Net income attributable to the Company’s shareholders	93,774	126,534	19,172	300,841	422,308	63,986

Net income per share:
Basic	0.103	0.126	0.019	0.330	0.441	0.067
Diluted	0.100	0.122	0.019	0.324	0.426	0.065
Net income per ADS:
Basic	2.055	2.514	0.381	6.594	8.816	1.336
Diluted	1.995	2.447	0.371	6.481	8.529	1.292
Shares used in calculating net income per share:
Basic	912,497,726	1,006,781,184	1,006,781,184	912,497,726	958,029,717	958,029,717
Diluted	940,308,935	1,034,047,730	1,034,047,730	928,312,312	990,318,528	990,318,528

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For more information, please contact:
Oasis Qiu
Investor Relations Manager
Tel: +86 (20) 6122-2777 x 850
Email: qiusr@cninsure.net
Source: CNinsure Inc.